Management’s Discussion and Analysis
For the three months and years ended December 31, 2023 and 2022
(expressed in thousands of United States dollars, unless otherwise stated)

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of March 6, 2024 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2023 and 2022 (the Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov. Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2023 and dated March 6, 2024, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Financial Statements. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS and are listed on the NYSE American LLC (the NYSE American) and trade under the symbol ARMN.

Business Overview
Aris Mining is a gold producer in the Americas with an attractive blend of current production, exploration programs, and growth projects. The Company operates two mines in Colombia, the Segovia Operations and Marmato Upper Mine, known for their high-grade deposits, which produced 226,151 ounces of gold in 2023. With expansion projects in progress, Segovia and Marmato aim to produce a combined 500,000 ounces of gold in 2026. Aris Mining also operates and is the 20% owner of the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification.

2023 Highlights
Operational and exploration growth
•Aris Mining achieved 2023 gold production of 226,151 ounces (oz) from its two operations in Colombia, meeting its 2023 guidance range of 220,000 to 240,000 ounces.
•Consolidated gold production for the three months ended December 31 (Q4), 2023 of 61,052 ounces and demonstrating consistent quarter-over-quarter increases in gold production.
•In October 2023, the Segovia Operations achieved a new milestone with a record-breaking monthly gold production of 19,727 ounces, surpassing the previous record of 19,406 ounces set in August 2023. This achievement marked the highest monthly production since the expansion of the processing plant to 2,000 tonnes per day (tpd) in 2022. As discussed below, the processing plant is currently being expanded to 3,000 tpd.
•The Segovia Operations produced 202,940 ounces of gold with an all-in sustaining costs per ounce sold (AISC1) of $1,173 per ounce for the year ended December 31 (FY), 2023, achieving its production guidance range of 195,000 to 210,000 ounces, as well as meeting the AISC guidance range of $1,125 and $1,175 per ounce sold.
•For FY 2023, the Segovia Operations had attributable gold sales from:
◦owner-operated mining of 113,560 ounces at an AISC1 of $1,120 per ounce; and
◦partner-operated mining of 88,092 ounces at an AISC1 of $1,242 per ounce. Partner-operating mining encompasses an in-mine partner workforce and external mine partners, both within the Segovia tenement, and agreements with third parties for the acquisition of mill-feed sourced from outside of Aris Mining's tenements. Costs for partner-operating mining are based on a percentage of the US dollar gold price, ensuring a relatively fixed operating margin.
•Segovia Operations generated free cash flow1 before tax and expansion capital of $151.8 million.
•During 2023, the Segovia Operations spent $18.6 million on a strategic exploration and infill drilling program.
1 Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, free cash flow, sustaining capital and non-sustaining capital are non-IFRS financial measures and non-IFRS ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on free cash flow generated from operations.
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

•In November 2023, Aris Mining announced material increases in the mineral reserve and resource estimates at the Segovia Operations and filed an updated technical report supporting the new estimates in December 2023.
◦Measured and indicated mineral resources increased by 114% to 3.6 million ounces at 14.3 grams per tonne (g/t) Au, plus inferred resources of 1.8 million ounces at 12.1 g/t Au2.
◦Proven and probable mineral reserves increased by 75% to 1.3 million ounces at 11.6 g/t Au2.
•During Q3 2023, Aris Mining commenced construction of the new Marmato Lower Mine following receipt of environmental permits in July 2023. The Lower Mine will access wider porphyry mineralization below the Upper Mine, which is a historic narrow vein mine with small-scale, labour-intensive mining. The Upper and Lower Mine are estimated to produce 162 koz per year over a 20-year mine life2.
◦Key construction and other activities supporting the Lower Mine project have included:
▪the construction of access roads and establishing infrastructure to support the construction of the new process plant, mine and non-process infrastructure;
▪awarding of tenders related to key long-lead items and advancement of placement deposits to the successful bidders in early January 2024;
▪selection of the lead contractor for portal and decline development; and
▪working closely with Ausenco, the EPCM contractor for the processing plant, to finalize the design and engineering work, with the bulk of non-critical components bids in the final stages of adjudication. The new 4,000 tpd processing plant is on schedule for completion by Q3 2025.
•During Q4 2023, Aris Mining announced plans to expand the Segovia Operations processing plant from 2,000 to 3,000 tpd with the installation of a ball mill and new receiving facilities for partner-mined material. The expected completion is in early 2025.

Corporate and growth investments
•Income from mining operations of $140.8 million for FY 2023.
•EBITDA3 of $112.1 million and adjusted EBITDA3 of $159.4 million for FY 2023.
•For FY 2023, the Company spent $84.2 million on growth and expansion investments3, including $33.2 million at the Segovia Operations, $36.1 million at the Marmato Upper and Lower Mines, and $14.9 million at the Toroparu Project. In Q4 2023, the amount spent at the Toroparu Project was reduced to $1.7 million.
•Net earnings of $11.4 million or $0.08 per share for FY 2023, including a net loss of $5.9 million or $0.04 per share in Q4 2023.
•Adjusted net earnings3 of $52.2 million or $0.38 per share for FY 2023, including adjusted net earnings of $11.8 million or $0.09 per share in Q4 2023.
•Cash and cash-equivalents of $194.6 million as of December 31, 2023.
•On September 14, 2023, the Company's common shares commenced trading on the NYSE American under the ticker symbol ARMN.

2 See section Mineral Resources and Mineral Reserves for full disclosure of mineral reserve and mineral resource estimates and other technical information.
3 Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, free cash flow, sustaining capital and non-sustaining capital are non-IFRS financial measures and non-IFRS ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on free cash flow generated from operations.
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Operating Results
Key operating results for each quarter of 2023 and year ended December 31, 2023 are shown below:

	Three months ended,				Year ended
	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2023
Gold sold (ounces)	62,083	59,040	54,228	49,158	224,509
Gold produced (ounces)	61,052	60,193	54,003	50,903	226,151
Average realized gold price ($/ounce sold)	1,980	1,913	1,959	1,869	1,933
Gold revenue ($’000)	122,930	112,955	106,239	91,864	433,987

Segovia Operations cash costs ($/ounce sold)[1]	997	954	926	814	928
Segovia Operations AISC ($/ounce sold)[1]	1,264	1,194	1,111	1,104	1,173

Income from mining operations ($’000)	38,215	34,563	34,877	33,152	140,807
Net cash provided by operating activities ($’000)	30,964	44,765	9,279	19,690	104,699

EBITDA ($’000)[1]	19,690	40,179	32,138	20,136	112,143
Adjusted EBITDA ($’000)[1]	39,650	41,556	39,529	38,647	159,382

Net earnings (loss) ($’000)	(5,944)	13,833	9,899	(6,370)	11,419
Adjusted net earnings ($'000)[1]	11,795	14,414	14,837	11,177	52,224

Earnings (loss) per share – basic ($)	(0.04)	0.10	0.07	(0.05)	0.08
Adjusted net earnings per share – basic ($)[1]	0.09	0.11	0.11	0.08	0.38

Balance sheet, as at ($'000s)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Cash and cash equivalents	194,622	210,838	214,344	299,350	299,461
Total assets	1,352,871	1,275,718	1,235,023	1,212,688	1,242,120
Total debt[2]
Senior Notes	300,000	300,000	300,000	300,000	300,000
Gold Notes	58,618	60,465	62,312	64,159	66,006
Convertible Debentures	13,630	13,306	13,593	13,300	13,300
Shareholders’ equity	624,655	594,950	565,872	506,655	495,895
1.Refer to the Non-IFRS Measures section for a full reconciliation on cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted net earnings and additions to mining interests. Comparative cash cost and AISC values have been adjusted from amounts disclosed prior to Q3 2022 following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
2.The face value of long-term debt as at December 31, 2023 is as disclosed in Note 10 to the Financial Statements.

Gold sold totaled 62,083 ounces in Q4 2023, representing an increase of 5% over Q3 2023, and an increase of 14% and 26% over Q2 and Q1 of 2023, respectively. This is driven by a steady increase in the tonnes of material mined and processed while the average gold grade of the processed material ranged between 10.1 and 10.8 g/t during 2023 at the Segovia Operations. Gold revenue for Q4 2023 increased by 9% over Q3 2023 to $122.9 million, driven by the increase in gold ounces sold and a 4% increase in the average realized price of gold to $1,980 per ounce sold.

Cash costs per ounce sold at the Segovia Operations for Q4 2023 increased by 5% when compared to Q3 2023, impacted by the continued strengthening of the Colombian peso (COP) against the US dollar during the quarter offset by the benefits of higher production. The Colombian peso has appreciated by 21% against the US dollar over the year ended December 31, 2023, which has resulted in higher US dollar equivalent costs for locally sourced COP-denominated goods and services.

Net cash provided by operating activities for FY 2023 increased by 36% over FY 2022 to $104.7 million (FY 2022: $76.9 million).

EBITDA for Q4 2023 decreased by $20.5 million over Q3 2023 to $40.2 million, largely driven by non-cash losses recognized on financial instruments of $13.4 million during the quarter, bringing the total EBITDA for FY 2023 to $112.1 million. Adjusted EBITDA for Q4 2023 decreased by 5% over Q3 2023 to $39.7 million, with adjusted EBITDA for FY 2023 totaling $159.4 million.

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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Outlook
Aris Mining has established a strong portfolio of high-quality gold mining assets that combines free cash flow generation from current operations with (i) near-mine exploration programs and (ii) in progress expansion projects and attractive large-scale development projects with large mineral resource bases.

Current Operations
During 2024, Aris Mining expects consolidated gold production of between 220,000 and 240,000 oz, with in-progress expansion projects to contribute to production growth in 2025 and beyond.
•AISC per ounce sold at the Segovia Operations is expected to be between $1,225 and $1,325. It is notable that approximately 45% of the Segovia Operations gold production is from ‘partner-operated’ mining where the cost structure is based on a percentage of the US dollar gold price, ensuring a relatively fixed operating margin.
•Aris Mining will resume providing cash cost and AISC/oz cost guidance for the Marmato Mine when the Lower Mine achieves commercial production.

Operation	Segovia Operations	Marmato Upper Mine
Gold production (oz)	200,000 to 220,000	20,000 to 25,000
Cash cost per ounce sold[1]	$975 to $1,075	n/a
AISC per ounce sold[1]	$1,225 to $1,325	n/a
Exploration spend	$18.5 million	$2.2 million

2024 Expansion Projects:	•$11 million, Segovia Operations processing plant expansion to 3,000 tpd •$140 to $150 million, Marmato Lower Mine construction, to be partially funded by $80 million of progress-based stream funding[2]
1.Cash cost and AISC forecasts are based on a gold price of US$2,000/oz and an exchange rate of USD1:COP 3,900.
2.The Company’s stream financing of $122 million is payable in three installments: $40 million at 25% project completion, $40 million at 50% project completion and $42 million at 75% project completion.

2024 Expansion Projects
•Segovia Operations - Processing plant expansion
Detailed design and engineering is underway to increase the capacity of the processing plant by 50% from 2,000 tpd, which it is currently achieving and producing between 200,000 and 220,000 ounces gold per year, to 3,000 tpd through the installation of a new ball mill and construction of new receiving facilities for partner-mined material. The cost for the plant expansion is estimated at $11 million and completion is expected by early 2025. The additional processing capacity will be utilized by ramping up owner-operated mining rates and providing additional processing solutions to our artisanal and small-scale mining partners.

•Marmato Lower Mine Expansion Project
Construction commenced in September 2023, with approximately $140 to $150 million of expenditures expected during 2024, representing approximately 50% of the total construction budget of $280 million. This new underground mine will provide access to the wider and large-scale porphyry mineralization below the currently operating Upper Mine, which allows for more efficient bulk mining methods in the Lower Mine. The first gold pour is expected in late 2025. The Upper and Lower Mine have a measured and indicated mineral resource of 6.0 million ounces (Moz) of gold, which includes proven and probable mineral reserves of 3.2 Moz of gold. The Upper and Lower Mine are estimated to produce 162 koz per year over a 20-year mine life4.

Additional Large-Scale Growth Projects
•Proyecto Soto Norte
Soto Norte is one of the world’s largest undeveloped underground gold projects, but has faced environmental permitting challenges. Aris Mining is leading a new approach to engagement with governments, regulators, local communities, artisanal and small-scale miners in the project area. As the first mining company with Colombian operations to lead the project, Aris Mining is focused on optimizing the Soto Norte project plan by lowering construction and operating risks, and introducing more practical design criteria.

4 See section Mineral Resources and Mineral Reserves for full disclosure of mineral reserve and mineral resource estimates and other technical information.
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

•Toroparu Project
The Toroparu Project is a significant gold exploration and development project located in western Guyana. The project has undergone extensive exploration and drilling programs and the estimated mineral resources at Toroparu are substantial, indicating the potential for a long life, large-scale gold mining operation.

During Q1 2023, Aris Mining updated the mineral resource estimate effective February 10, 2023, based on a new detailed structural analysis and updated geological model, confirming that Toroparu is a large-scale gold-copper deposit with a measured and indicated mineral resource estimate of 5.4 million ounces of gold and 118 thousand tonnes of copper, and an inferred mineral resource estimate of 1.2 million ounces of gold5.

During FY 2023, the Company incurred expenditures totaling $14.9 million related to the Toroparu Project (FY 2022: $60.7 million). Given its size and potential, Aris Mining is reviewing and refining the development strategy for the Toroparu project, including studies to optimize road access routes and other site infrastructure.
5 See section Mineral Resources and Mineral Reserves for full disclosure of mineral reserve and mineral resource estimates and other technical information.
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Operations Review
Segovia Operations
The Segovia Operations generated $151.8 million in positive free cash flow before taxes and expansion capital for the year ended December 31, 2023, an increase of 9% over 2022.

	Three months ended,					Years ended,
Operating Information	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore processed (t)	166,329	163,205	154,105	149,965	156,109	633,603	611,765
Average gold grade processed (g/t)	10.63	10.77	10.13	10.11	11.63	10.42	12.00
Recoveries (%)	95.8%	95.5%	95.4%	95.4%	90.1%	95.5%	90.1%
Gold produced (ounces)	54,719	53,826	47,882	46,513	52,592	202,940	210,163
Gold sold (ounces)	55,736	52,627	48,381	44,908	54,418	201,652	215,359

Gold revenue ($'000s)	$110,147	$100,712	$95,186	$83,943	$95,077	$389,987	$391,679

Mining costs	41,202	40,831	33,620	29,720	32,934	145,373	131,607
Processing costs	6,006	6,117	5,707	4,403	4,500	22,233	18,177
Administration and security costs	7,962	6,745	6,771	5,685	5,591	27,163	21,378
Inventory movement and other costs	2,674	(352)	1,444	1,615	(90)	5,383	3,143
By-product and concentrate revenue	(2,297)	(3,153)	(2,755)	(4,877)	(3,310)	(13,081)	(7,109)
Total cash costs[1]	55,547	50,188	44,787	36,546	39,625	187,069	167,196
Cash cost per ounce sold[1]	$997	$954	$926	$814	$728	$928	$776

Royalties	3,434	3,202	3,488	2,660	2,796	12,784	12,347
Social contributions	2,501	2,249	2,419	2,404	2,681	9,573	11,819
Sustaining capital - infill exploration	2,138	1,298	336	820	4,036	4,592	15,011
Other sustaining capital expenditures	6,855	5,894	2,702	7,167	6,070	22,617	31,628
All-in sustaining costs[1]	70,475	62,831	53,732	49,597	55,208	236,635	238,001
All-in sustaining cost per ounce sold[1]	$1,264	$1,194	$1,111	$1,104	$1,015	$1,173	$1,105

AISC Margin	39,672	37,881	41,454	34,346	39,869	153,353	153,677

Working capital movements and other expenses	(6,197)	(4,692)	16,115	(5,220)	(8,482)	6	(4,958)
Foreign exchange movement	352	1,600	(1,378)	(2,161)	(1,990)	(1,587)	(9,423)
Free cash flow before tax and expansion capital	33,827	34,789	56,191	26,965	29,397	151,772	139,296

Taxes paid	—	—	(52,916)	—	(2,856)	(52,916)	(50,716)
Non-sustaining capital - regional exploration	(6,002)	(2,557)	(2,929)	(2,532)	(474)	(14,020)	(4,200)
Other non-sustaining capital	(10,306)	(4,012)	(4,710)	(109)	(799)	(19,137)	(3,174)

Free cash flow after tax and expansion capital	17,519	28,220	(4,364)	24,324	25,268	65,699	81,206
1.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production at the Segovia Operations of 54,719 ounces in Q4 2023 reflected a consistent increase quarter over quarter throughout 2023, bringing the total production for FY 2023 to 202,940 ounces. This improving production profile is representative of the Segovia Operations returning to steady-state production in the second half of the year following the alleviation of the national explosives shortage in Colombia that started in Q4 of 2022, as well as the completion of repairs to the processing plant in Q2 2023 after a crusher fire in late December 2022. The processing plant operated at its nameplate capacity throughout Q4 2023.

Cash costs per ounce sold in Q4 2023 were $997, representing an increase of 37% over the same period in 2022, with cash costs increasing by 20% to $928 per ounce sold for FY 2023. Operating costs for Q4 2023 and FY 2023 were negatively impacted by:
•High inflationary environment: Inflation in Colombia remained elevated during 2023, starting the year at 13% and retreating to 9% by December 2023.
•Strengthening COP against the USD: The COP strengthened by 21% against the US dollar from USD1:COP4,810 on December 31, 2022 to USD1:COP3,822 on December 31, 2023.
•Increasing gold price: As further discussed below, the market price of gold is a direct input to the price of mill feed purchased from the contractor and the artisanal and small-scale miner segments of the Segovia
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Operations. The impact of the 8% higher realized gold price in FY 2023, when compared to FY 2022, resulted in an increase in the price of mill-feed purchased on a contained ounce basis - which in-turn increased the cash costs associated with this segment of the operations.

By-product and concentrate revenue credits included in total cash costs increased by $6.0 to $13.1 million FY 2023, as zinc and lead concentrate shipments ramped up from the polymetallic processing plant commissioned in Q4 2022.

AISC per ounce sold increased in Q4 2023 and FY 2023 when compared to the same periods in 2022, driven by the increase in cash costs as explained above, and partially offset by a decrease in sustaining capital spend. After taking into account the impact of 6% lower gold sales over the same period in 2022, AISC per ounce sold in FY 2023 was $1,173 as compared to AISC per ounce sold of $1,105 in FY 2022.

Sustaining capital expenditures of $25.1 million at the Segovia Operations in FY 2023 included:
•$4.6 million for ongoing infill drilling and mine geology campaigns at the four operating mines;
•$11.0 million for ongoing mine development;
•$3.9 million for underground equipment; and
•$3.4 million for plant and surface infrastructure improvements.

Non-sustaining capital expenditures of $33.2 million at the Segovia Operations in FY 2023 included $14.0 million related to drilling completed under the strategic exploration program, $3.2 million related to the acquisition of new titles adjacent to Segovia Operations, $10.4 million related to non-sustaining mine development equipment purchases, and $1.3 million for the new Enterprise Resource Planning System (ERP). The new ERP, which is designed to provide improved performance management and cost transparency and control for the Segovia Operations, successfully launched at the beginning of Q3 2023.

As it relates to quarterly cashflow generation, the Segovia Operations generated $33.8 million in free cashflow before tax and expansion capital in Q4 2023, reflecting an increase of $4.4 million over the same period in 2022. Free cashflow before tax and expansion capital in FY 2023 reached $151.8 million, representing a $12.5 million increase over FY 2022.

The price of mill feed purchased from the contractor and the artisanal and small-scale miner segments of the Segovia Operations (collectively “partner-operated mining”) is determined using the grade of the material and the market price of gold at the time of purchase, per the terms of our contracts. Over a period of time, the price of this purchased mill feed will fluctuate in line with movements in the market price of gold – allowing for consistent margins from the partner-operated mining segment. This pricing mechanism also creates a natural hedge to currency fluctuations and further allows these groups to have exposure to changes in the market price of gold. As a consequence of these fluctuations in the gold price, the Company is not able to control the input costs associated with the mill feed purchased from partner-operated mining to the same degree as the material sourced by owner-operated mining, where it has control over all aspects of the mining operations and the associated input costs. As a result, the full cost of production associated with the mill feed purchased from partner-operated mining is generally higher than the material sourced from owner-operated mines at the current gold prices. The table below reconciles the cash cost per ounce sold and the AISC per ounce sold for material sourced from owner-operated mines and other partner-operated mines to the totals for the consolidated Segovia Operations:

	Three months ended December 31, 2023			Year ended December 31, 2023
	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia	Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia
Attributable gold sold (ounces)	31,396	24,340	55,736	113,560	88,092	201,652

Total cash costs ($'000)[3]	27,632	27,915	55,547	88,069	99,002	187,071
Cash cost per ounce sold ($/ounce)[3]	$880	$1,147	$997	$776	$1,124	$928

All-in sustaining costs ($'000)[3]	39,781	30,694	70,475	127,232	109,405	236,637
AISC cost per ounce sold ($/ounce)[3]	$1,267	$1,261	$1,264	$1,120	$1,242	$1,173
1.Includes Company-operated areas within the mines, utilizing owner-managed labour.
2.Comprises contractor-operated and other small-scale mining operations within and outside the Company’s mining title that are operated by miners under contract to deliver the mill feed mined to the Company’s processing plant for processing.
3.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Marmato Lower Mine Project
On July 12, 2023, the Company announced that it received approval from Corpocaldas of the PMA modification which permits the development of the Marmato Lower Mine and in late Q3 2023, construction of the Marmato Lower Mine commenced. During the three months ended December 31, 2023, Lower Mine expenditures totaled $9.4 million, which included $1.7 million for mine development, $0.7 million related to land acquisitions and environmental studies, and $6.5 million for engineering and design studies and other project-related costs.

Marmato Upper Mine
On April 20, 2023, the Company entered into an agreement to form a new partnership with the potential to formalize up to 260 artisanal and small-scale miners to deliver high-grade material from Level 16 of the currently operating Marmato Upper Mine. Since commencing operations in Q2 2023, artisanal and small-scale miners delivered 2,784 tonnes of material at an average gold grade of 6.07 g/t.

The inclusion of this partner-based workforce is expected to enhance the overall performance of the Upper Mine, while expanding our commitment to building responsible and profitable partnerships with artisanal and small-scale miners in Colombia.
The Company acquired control of Aris Gold, the former owner of the Marmato Mine, following the closing of the Aris Gold Transaction on September 26, 2022 (refer to the Aris Gold Transaction section below for further details). As a result, the comparative information presented below for the year ending December 31, 2022 are derived from the audited consolidated financial statements and accompanying notes thereto of Aris Mining Holdings Corp. (formerly Aris Gold Corporation (Aris Gold)), a wholly-owned subsidiary of Aris Mining Corporation, for the years ended December 31, 2022 and 2021 (the Aris Holdings Financial Statements).

	Three months ended,					Years ended,
Operating Information[1]	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Tonnes of ore processed (t)	69,763	70,294	62,505	50,999	56,033	253,561	272,124
Average gold grade processed (g/t)	3.17	3.14	3.33	2.93	3.09	3.16	3.10
Gold recovery (%)	89.5%	90.3%	91.0%	89.7%	93.5%	90.2%	93.0%
Gold produced (ounces)	6,333	6,367	6,121	4,390	5,210	23,211	25,216
Gold sold (ounces)	6,347	6,413	5,847	4,250	4,739	22,857	26,061
Cash costs ($ per oz sold)[2]	2,005	1,630	1,791	2,067	1,758	1,856	1,397
AISC ($ per oz sold)[2]	2,572	2,040	2,259	2,370	2,185	2,305	1,666
1.The Marmato Mine information included for the year ending December 31, 2022 comprises operating results while the mine was under the control of Aris Gold, as well as information following the closing of the Aris Gold Transaction on September 26, 2022. The Marmato Mine information included for the three months ended March 31, 2023, June 30, 2023 and September 30, 2023 and the three months and year ended December 31, 2023 comprises operating results while under the control of Aris Mining, following the closing of the Aris Gold Transaction on September 26, 2022.
2.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Financial Statements. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Gold production for Q4 2023 increased by 22% compared to the same period in 2022 to 6,333 ounces, driven by a 25% increase in tonnes processed for the quarter as the operations continued to recover from the national explosives shortage in Colombia, which started in Q4 2022. The explosives shortage resulted in lower mine development, which impacted stope availability and production in the first six months of the year. Higher tonnes processed were further bolstered by a modest 3% increase in gold grade to 3.17 g/t for Q4 2023, compared to Q4 2022. Gold production for FY 2023 decreased by 8% compared to the same period in 2022 to 23,211 ounces, driven by a 7% decrease in tonnes processed and a 3% decrease in gold recovery for the period, offset marginally by a 2% increase in grade.
The increased tonnes processed in Q4 2023 versus Q4 2022 was driven by better ore availability from an increase in tonnes mined, however the increased mining costs resulted in a 10% increase in cash costs per ounce sold to $1,923. Cash cost per ounce sold in FY 2023 increased by 31% to $1,834 over the same period in 2022, driven in large part by the weaker production in the first six months of 2023 as a result of the national explosives shortage in Colombia. Furthermore, operating costs for both the three months and year ended December 31, 2023 were adversely impacted by inflationary pressures and the strengthening Colombian peso.
Sustaining capital additions were $2.4 million for Q4 2023, compared against $1.2 million for Q4 2022. For FY 2023, sustaining capital additions were $5.7 million, as compared to $2.4 million in FY 2022. AISC for Q4 2023 was $2,490 per ounce sold (Q4 2022: $2,185 per ounce sold), while AISC for FY 2023 amounted to $2,282 per ounce sold (FY 2022: $1,666 per ounce sold). The higher total cash cost per ounce sold, in addition to an increase in sustaining capital spend over the same periods in 2022, resulted in a 14% increase and 37% increase in AISC, respectively, for Q4 2023 and FY 2023 when compared to the same periods in 2022.
                                                Page | 9

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Summary of Financial Performance

	Three months ended December 31,		Years ended December 31,
($’000)	2023	2022	2023	2022

Revenue	$124,983	$103,361	$447,674	$399,963

Costs and expenses
Cost of sales	(76,580)	(54,902)	(261,766)	(195,823)
Depreciation and depletion	(7,535)	(7,861)	(34,944)	(32,193)
Social contributions	(2,653)	(2,854)	(10,157)	(11,992)
Income from mining operations	38,215	37,744	140,807	159,955

Acquisition and restructuring costs	—	(5,232)	—	(26,880)
General and administrative costs	(7,542)	(7,522)	(17,842)	(22,024)
Revaluation of Aris Gold to acquisition price	—	(2,833)	—	(31,050)
Revaluation of investment in Denarius	(536)	—	(10,559)	—
Income (loss) from equity accounting in investees	3,667	(3,819)	59	(12,931)
Share-based compensation	(2,977)	278	(5,111)	(1,415)
Other expenses	1,442	(1,713)	1,473	(4,164)
Income (loss) from operations	32,269	16,903	108,827	61,491

(Loss) gain on financial instruments	(13,429)	123	(13,078)	13,369
Finance income	2,580	2,876	10,783	6,759
Interest and accretion	(6,772)	(8,835)	(29,156)	(28,288)
Foreign exchange gain (loss)	(6,685)	2,444	(18,550)	4,397
Earnings (loss) before income tax	7,963	13,511	58,826	57,728

Income tax (expense) recovery
Current	(13,937)	(14,193)	(49,226)	(67,029)
Deferred	30	(29)	1,819	4,443
	(13,907)	(14,222)	(47,407)	(62,586)

Net earnings (loss)	$(5,944)	$(711)	$11,419	$(4,858)

(Loss) earnings per share – basic	$(0.04)	$(0.01)	$0.08	$(0.04)
(Loss) earnings per share – diluted	$(0.04)	$(0.05)	$0.08	$(0.25)

Revenue increased by 21% and 12% for Q4 and FY 2023, respectively, over the same periods in 2022. For Q4 2023, gold ounces sold increased by 5% to 62,083 and the average realized gold price per ounce increased by 17% to $1,980 over Q4 2022 (Q4 2022: $1,687 per ounce). In FY 2023, gold ounces increased by 2% over FY 2022, with the increase in revenue further attributable to an 8% increase in the average realized gold price per ounce to $1,933 (FY 2022: $1,784 per ounce). Following the commissioning of the Segovia Operations' polymetallic processing plant in Q4 2022, the Company commenced lead and zinc concentrate shipments during 2023, with concentrate sales contributing $8.6 million in revenue for FY 2023 and $0.9 for Q4 2023.
The cost of sales for Q4 2023 and FY 2023 increased by 39% and 34%, respectively, over the same periods in 2022. The increase is largely attributable to the inclusion of the higher-cost Marmato Upper Mine operating results for Q4 2023 and FY 2023, following the close of the Aris Gold Transaction on September 26, 2022. Operating costs for Q4 2023 and FY 2023 were also negatively impacted by a combination of the high inflationary environment in Colombia and the strengthening COP. Inflation in Colombia remained elevated well above the Colombian Central Bank's target rate of 3% during 2023, starting the year at 13% and retreating to 9% by December 2023. The COP strengthened by 21% against the US dollar from USD1:COP4,810 on December 31, 2022 to USD1:COP3,822 on December 31, 2023.
As a result of the Aris Gold Transaction, the Company revalued its investment in Aris Gold to the acquisition price in Q3 2022 at the time of closing the transaction resulting in a $31.1 million non-cash loss, representing the difference between the carrying value of the equity investment of Aris Gold and the fair value of the consideration on the valuation date of September 26, 2022 (refer to the Aris Gold Transaction section for further details). The Company incurred $26.9 million in costs related to acquisition and restructuring in Q3 and Q4 of 2022 in connection with the closing of the Aris Gold Transaction. These costs comprised $15.9 million in termination and change of control payments to former management of the Company and $11.0 million in fees and other acquisition-related costs.
                                                Page | 10

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

During FY 2023, the Company recorded a $10.6 million expense related to the revaluation of its investment in Denarius. During 2023, Denarius completed two equity offerings which resulted in the Company holding a reduced ownership percentage in Denarius. The Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of Denarius’ most recent private placement, and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million and reclassified the fair value of the Denarius investment to other financial assets. The loss was calculated as the difference between the fair value of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter and are recognized at fair value through profit and loss. In Q4 2023, the Company recorded a net loss on financial instruments of $13.4 million compared with $0.1 million net gain in the same period in 2022. During FY 2023, the Company recorded a net loss on financial instruments of $13.1 million compared with a net gain on financial instruments of $13.4 million in the same period in 2022. The major components of the gain/(loss) on financial instruments in the current and prior periods presented are outlined below:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Financial Assets
Aris Gold warrants	—	—	—	(4,202)
Gold Notes	—	—	—	(115)
Investment in Denarius	3,024	(5,050)	2,662	(5,050)
Western Atlas Warrants	248	4,314	—	(14)
Embedded derivative asset in Senior Notes	—	—	—	(996)
Other gain on financial instruments	(2)	299	(1)	922
	3,270	(437)	2,661	(9,455)
Financial Liabilities
Gold Notes	(3,637)	971	(8,950)	910
Convertible debenture	(1,064)	(18)	(1,032)	4,552
Unlisted Warrants	(361)	(68)	401	5,926
Listed Warrants	(11,637)	(325)	(6,158)	11,436
	(16,699)	560	(15,739)	22,824
Total (loss) gain	(13,429)	123	(13,078)	13,369

Interest and accretion charges for Q4 2023 related primarily to interest expense for the Senior Notes (as defined herein), fees associated with financings and accretion of provisions. Interest and accretion charges decreased to $6.8 million in Q4 2023, over the $8.8 million recorded in Q4 2022. As for FY 2023, interest and accretion charges increased to $29.2 million, compared to the $28.3 million recorded in FY 2022 as a result of interest related to the note payable, which was acquired as part of the Aris Gold Transaction and settled in first quarter of 2023.

                                                Page | 11

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Summary of Quarterly Results

	For the three months ended
Quarterly results	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Revenue ($000s)	124,983	116,469	109,315	96,907
Gold sold (ounces)	62,083	59,040	54,228	49,158
AISC ($ per oz sold)[1]	1,398	1,286	1,234	1,214
Earnings from mine operations ($000s)	38,215	34,563	34,877	33,152
Net earnings (loss) ($000s)	(5,944)	13,833	9,899	(6,370)
Earnings (loss) per share – basic ($)	(0.04)	0.10	0.07	(0.05)
Earnings (loss) per share – diluted ($)	(0.04)	0.10	0.02	(0.05)
	For the three months ended
Quarterly results	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Revenue ($000s)	103,361	93,909	101,371	101,322
Gold sold (ounces)	59,157	53,411	53,884	53,645
AISC ($ per oz sold)[1]	1,108	1,155	1,180	1,072
Earnings from mine operations ($000s)	37,744	39,826	39,352	43,033
Net earnings (loss) ($000s)	(711)	(48,350)	38,965	5,238
Earnings (loss) per share – basic ($)	(0.01)	(0.48)	0.40	0.05
Earnings (loss) per share – diluted ($)	(0.05)	(0.48)	0.15	0.05
1.Refer to the Non-IFRS Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations have consistently remained in the $33 million to $43 million range, driven by consistent gold sales of between 49,000 and 59,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, and were significantly impacted by the revaluation of financial instruments between periods, acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.
During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported as at December 31, 2022. As a result of these adjustments, there was a reduction in net income of $5.5 million ($0.06 per share, basic and $0.05 per share diluted) for the three months ended December 31, 2022, a reduction in net income of $1.0 million ($0.01 per share basic and diluted) in the three months ended March 31, 2023, an increase in net income of $1.6 million ($0.01 per share basic and diluted) in the three months ended June 30, 2023, an increase in net income of $1.4 million ($0.01 per share basic and diluted) in the three months ended September 30, 2023 and a reduction in net income of $2.1 million ($0.01 per share basic and diluted) in the three months ended December 31, 2023. The counter adjustment to each of the above recast adjustments was made on the statement of financial position to the non-current warrant liability.

                                                Page | 12

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Summary of Financial Condition

	Balance as of
($000s)	December 31, 2023	December 31, 2022

ASSETS
Current
Cash and cash equivalents	194,622	299,461
Gold bullion	1,704	907
Accounts receivable	49,269	48,526
Inventories	38,864	26,633
Prepaid expenses and deposits	4,641	2,674
	289,100	378,201
Non-current
Cash in trust	1,612	1,110
Mining interests, plant and equipment	943,453	749,146
Investment in Associates	108,780	113,527
Other financial assets	9,756	—
Other non-current assets	170	136
Total assets	1,352,871	1,242,120

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	69,348	47,282
Income tax payable	6,285	25,765
Note payable	—	51,504
Current portion of long-term debt	36,826	15,525
Current portion of warrant liabilities	15,625	—
Current portion of deferred revenue	1,163	1,606
Current portion of provisions	2,950	1,153
Current portion of lease obligation	2,015	2,415
	134,212	145,250
Non-current
Long-term debt	341,005	362,909
Warrant liabilities	10,981	21,794
Non-current portion of deferred revenue	147,383	143,052
Provisions	30,378	20,963
Deferred income taxes	60,364	48,255
Lease obligation	3,080	3,710
Other non-current liabilities	813	292
Total liabilities	728,216	746,225
Total liabilities and shareholders' equity	1,352,871	1,242,120
Liquidity and capital resources
Aris Mining's objective when managing liquidity and capital resources is to safeguard the Company's ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support the advancement of our expansion and large-scale development projects.
Aris Mining had a working capital surplus of $154.9 million (being current assets less current liabilities) at December 31, 2023 (December 31, 2022: $233.0 million) and sufficient cash and cash equivalents to fund its current operating and administration costs. Aris Mining currently generates sufficient cash flow from operations at the Segovia Operations to sustain ongoing operations. The Company is, however, in a growth phase as it progresses its expansion projects including the ramp up of the Lower Mine project, various optimization and exploration activities continue at the Segovia Operations, studies and development plan definition continue at Toroparu and investments in the Soto Norte Project continue. The Company expects this phase of growth to continue and should further funding be required, an appropriate mix of debt and equity would be considered.
                                                Page | 13

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Quarterly Cashflow Generated
The cash generated by the Company for the three months and years ended December 31, 2023 and 2022 is summarized in the table below:

	Three months ended December 31,		Year ended December 31,
($000s)	2023	2022	2023	2022
Gold Revenue	$122,930	$99,819	$433,987	$392,622

Total cash cost[1]	(68,273)	(47,956)	(229,498)	(175,527)
Royalties[1]	(4,531)	(3,404)	(16,745)	(12,955)
Social contributions[1]	(2,653)	(2,854)	(10,157)	(11,992)
Sustaining capital - Segovia Operations infill exploration[1]	(1,298)	(4,036)	(4,592)	(15,011)
Sustaining capital - other[1]	(10,046)	(7,315)	(28,323)	(32,873)
All in sustaining cost (AISC) [1]	(86,801)	(65,565)	(289,315)	(248,358)

AISC Margin	36,129	34,254	144,672	144,264

Taxes paid[2]	—	—	(52,433)	(50,716)
General and administration expense[2]	(7,542)	(7,522)	(17,842)	(22,024)
Change in accounts receivable	(10,767)	(22,024)	7,145	(15,511)
Other changes in working capital	1,493	(6,274)	(10,167)	3,922
Impact of foreign exchange losses on cash balances[2]	1,249	(2,202)	4,068	(7,161)
Free cash flow from operations	20,562	(3,768)	75,443	52,774

Expansion and growth capital expenditure[1] at:
Marmato Upper Mine	(1,181)	(475)	(8,244)	(475)
Marmato Lower Mine	(9,394)	(4,649)	(27,814)	(4,649)
Segovia Operations - regional exploration	(6,002)	(474)	(14,020)	(4,200)
Segovia Operations - other	(10,306)	(799)	(19,137)	(3,175)
Toroparu Project	(1,740)	(5,881)	(14,929)	(60,678)
Free cash flow from operations after expansion capital	(8,061)	(16,046)	(8,701)	(20,403)

Dividends paid and share buy backs[2]	—	—	—	(13,444)
Proceeds from warrant/option exercises[2]	635	—	2,956	988
Settlement of Soto Norte deferred payment[2]	—	—	(50,000)	—
Purchase of Aris Debenture[2]	—	—	—	(35,000)
Increase in cash acquired with Aris Acquisition[2]	—	—	—	95,126
Acquisition and restructuring costs[2]	—	(5,232)	—	(26,880)
Repayment of Gold Notes[2]	(1,847)	(1,847)	(7,388)	(1,847)
Purchase of Denarius debentures, shares and subscription receipts[2]	(3,603)	(2,625)	(4,725)	(2,625)
Sale of gold bullion[2]	—	—	—	4,621
Interest (paid) received - net	(1,951)	(1,891)	(31,877)	(23,373)
Free cash flow after expansion capital and financing costs	(14,827)	(27,641)	(99,735)	(22,837)

Contributions to investment in associates[2]	(1,390)	1,359	(5,105)	(1,266)
Net change in cash[2]	(16,217)	(26,282)	(104,840)	(24,103)

Opening balance at beginning of period[2]	210,838	325,743	299,461	323,565
Closing balance at end of period[2]	194,621	299,461	194,621	299,461
1.Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
2.As presented in the Financial Statements and notes for the respective periods.

Working capital requirements of the Company are met through the cash flow generated by ongoing operations, with the surplus cash flow reinvested into expansionary capital projects. Following the Aris Gold Transaction, the Company discontinued its dividend and share buy back policies with a preference for using cash flow to fund the Company’s growth. Key components of Aris Mining’s operating working capital at December 31, 2023 include:
•Cash and cash equivalents of $194.6 million, representing a 35% decrease from the $299.5 million at the end of 2022.
                                                Page | 14

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

•The Note payable due to MDC Industry Holding Company LLC (Mubadala) relating to the deferred consideration for the 20% interest acquired in the Soto Norte Project, which amounted to $51.5 million (inclusive of accrued interest) at December 31, 2022, was settled during the first quarter of 2023 and is no longer included as a liability of the Company.
•Current portion of long-term debt of $36.8 million, reflects an increase of $21.3 million from the $15.5 million of long-term debt at the end of 2022. This increase is driven primarily by the reclassification of the $13.9 million in Convertible Debentures (as defined herein), which mature in April 2024, from a non-current to a current liability during the second quarter of 2023. The remaining increase reflects principal and interest repayments on the $300 million Senior Notes and Gold Notes.
•Income tax payable of $6.3 million, representing a decrease from $25.8 million payable at the end of 2022, mostly as a result of $52.9 million in annual income tax payments made by the Segovia Operations during Q2 of 2023, pursuant to the Colombian tax regime, offset by the accrual of additional income tax liabilities since the payment.
•Accounts receivable of $49.3 million, which increased by 2% from $48.5 million at the end of 2022.
•Inventories of $38.9 million, which increased from $26.6 million at the end of 2022, driven primarily by the strengthening of the Colombian peso against the US dollar, as well as the timing of production consumables delivered to both mining operations in late December 2023.
•Accounts payable and accrued liabilities of $69.3 million, which increased from $47.3 million at the end of 2022 as a result of the timing of supply deliveries around period-end, as well as the timing of payments to larger suppliers.
•Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $2.0 million and an increase in the current portion of warrant liabilities of $15.6 million, representing the fair value of warrants with expiry in 2024.
The net decrease in cash at December 31, 2023 compared to December 31, 2022 was $104.8 million, and is attributable to the following components of the statement of cash flows during the period:
•Aris Mining’s operating inflow before tax payments was $157.1 million (FY 2022: inflow of $127.6 million); the inflow was attributable to the positive income from mining operations.
•Income taxes paid of $52.4 million (FY 2022: outflow of $50.7 million), in line with the timing of the annual income tax payments related to the Segovia Operations, as required by the Colombian tax authorities.
•Investing activities resulted in net outflows of $180.3 million (FY 2022: outflows of $54.5 million), which were driven primarily by the settlement of the $50.0 million note payable, $113.7 million for sustaining and non-sustaining capital expenditures (FY 2022: $115.0 million) and $5.1 million in contributions to investments in associates (FY 2022: $1.3 million).
•Financing activities resulted in outflows of $33.3 million (FY 2022: outflows of $39.3 million), related primarily to the payment of $25.1 million in interest on the $300 million Senior Notes, note payable and convertible debenture. There were also repayments related to the Gold Notes of $7.4 million. During FY 2022, other financing related outflows comprised $3.1 million in share buy-backs and $10.4 million in dividends paid.
                                                Page | 15

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments (including any related interest) at December 31, 2023 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$75,633	$—	$—	$—	$75,633
Reclamation and closure costs	2,235	2,046	6,255	22,958	33,494
Lease payments	2,369	2,266	498	908	6,041
Gold Notes	24,357	48,036	15,516	—	87,909
Senior Notes	20,625	333,115	—	—	353,740
Convertible Debentures	13,864	—	—	—	13,864
Other purchase and contractual commitments[1]	1,500	—	—	55,400	56,900
Total	$140,583	$385,463	$22,269	$79,266	$627,581
1.Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective WPMI streaming agreements (see the Significant Financings section for details on each of the agreements).

Liquidity risk

Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2023.

Contingencies

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position. No such provisions have been recorded by the Company.

                                                Page | 16

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Outstanding Share Data
As of March 5, 2024, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	138,027,391
Stock options	Unlisted	60,152	60,152	C$3.09	October 1, 2026
	Unlisted	26,815	26,815	C$3.40	May 12, 2026
	Unlisted	160,000	160,000	C$3.67	April 1, 2024
	Unlisted[1]	416,230	208,115	C$3.72	May 31, 2025
	Unlisted[1]	1,199,612	599,806	C$3.80	March 23, 2025
	Unlisted[1]	3,820,000	1,910,000	C$4.00	March 1, 2025
	Unlisted	1,549,316	1,549,316	C$4.03	January 12, 2026
	Unlisted	465,000	465,000	C$4.05	April 1, 2025
	Unlisted	2,525,561	2,525,561	C$4.09	January 31, 2027
	Unlisted[1]	8,878	4,439	C$4.70	April 6, 2024
	Unlisted[1]	60,000	30,000	C$5.00	June 26, 2025
	Unlisted	90,000	90,000	C$5.45	January 26, 2027
	Unlisted	801,000	801,000	C$5.84	April 1, 2027
	Unlisted	730,000	730,000	C$6.04	April 1, 2026
	Unlisted	50,000	50,000	C$6.88	July 2, 2025
Aris Mining Warrants	ARIS.WT.B	8,999,380	8,999,380	C$2.21	April 30, 2024
Gold X Warrants[2]	Unlisted[3]	867,999	603,086	C$1.90	June 12, 2024
	Unlisted[4]	3,182,875	2,211,462	C$4.03	August 27, 2024
Aris Gold Warrants[1]	ARIS.WT.A5	58,118,755	29,059,377[6]	C$5.50	July 29, 2025
	Unlisted[7]	3,300,000	1,650,000[6]	C$6.00	December 19, 2024
Convertible Debentures	Unlisted	C$18,000,000	3,789,473	C$4.75	April 5, 2024
1.Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant and option; this adjustment is derived from the Aris Gold Transaction See Aris Gold Transaction.
2.Shares issuable and exercise price per share have been adjusted to reflect the Gold X Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant; this adjustment is derived from GCM Mining’s acquisition of Gold X in 2021.
3.The number of warrants outstanding are shown net of 2,000,000 warrants held by Aris Mining.
4.The number of warrants outstanding are shown net of 625,000 warrants held by Aris Mining.
5.The number of warrants outstanding are shown net of 18,444,445 warrants held by Aris Mining.
6.Pursuant to the Aris Gold Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.
7.The number of warrants outstanding are shown net of 7,500,000 warrants held by Aris Mining.

                                                Page | 17

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Aris Gold Transaction
On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company (the Aris Gold Transaction), with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the Exchange Ratio). The Company issued 38,420,690 common shares to the former shareholders of Aris Gold (excluding the Company’s pre-existing holdings). Additionally, the Company adjusted the Aris Gold options and warrants such that Aris Mining common shares are issuable upon the exercise thereof with the number of such common shares issuable and exercise prices adjusted by the 0.5 Exchange Ratio. The Aris Gold PSUs and DSUs were also adjusted based on the 0.5 Exchange Ratio.
The acquisition date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration	$ 90,317
Option consideration	2,075
Listed and Unlisted Warrant consideration	8,813
PSU and DSU consideration	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold	73,632
Listed and Unlisted Warrants in Aris Gold	3,511
Convertible Debenture	35,000
Aris Gold Notes	9,147
Total consideration	$ 223,601

Purchase price:
Cash and cash equivalents	$ 95,126
Cash in trust	400
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	255,857
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(68,592)
Reclamation liability	(1,287)
Deferred revenue	(59,596)
Deferred consideration	(49,477)
Deferred tax liability	(49,840)
Other liabilities	(374)
Fair value of net assets acquired	$ 223,601

                                                Page | 18

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Significant Financings
Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes (the Senior Notes) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%. At December 31, 2023 the liability associated with the Senior notes is $300.6 million.

Gold Notes

As part of the Aris Gold Transaction, the gold notes that were issued by Aris Gold (the Gold Notes) were consolidated into Aris Mining. The Company recorded a liability of $68.6 million for the initial fair value of the Gold Notes using valuation pricing models at the closing date of the Aris Gold Transaction. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. At December 31, 2023 the liability associated with the Gold Notes is $63.3 million.

Convertible Debentures

As at December 31, 2023, a total of C$18.0 million in aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures) were issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest of 8.00% per annum, payable monthly in cash in arrears. At December 31, 2023, the fair value of the Convertible Debentures was $13.9 million, determined using the binomial pricing model and Level 2 fair value inputs.

WPMI stream on Marmato Mine

As part of the Aris Gold Transaction, the Company acquired the deferred revenue associated with Aris Gold's precious metals purchase agreement (PMPA) with WPMI (the Marmato Mine PMPA). Under the arrangement, WPMI will provide an aggregate funding amount to $175 million, of which $53 million had been received prior to the Aris Gold Transaction, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project (Toroparu Project PMPA). Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totaling $153.5 million.
                                                Page | 19

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

As of December 31, 2023, the Company has received an initial deposit of $15.5 million, with the remaining $138.0 million subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of $138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of $13.5 million of the $15.5 million already paid and termination of the Toroparu Project PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil.

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

                                                Page | 20

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Non-IFRS Measures
Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs
Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Aris Mining changed the method of calculating cash costs in Q3 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their cash costs – these costs are included in AISC below. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐IFRS measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Aris Mining changed the method of calculating AISC in Q3 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine lease payments. Management considers that these costs are not controllable by the operations teams.

In the tables that follow the Company has provided the reconciliation of total cash costs and all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

                                                Page | 21

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Financial Statements

	Three months ended December 31, 2023			Three months ended December 31, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	55,736	6,347	62,083	54,418	4,739	59,158
Cost of sales[2]	61,993	14,587	76,580	45,732	9,170	54,902
Less: materials and supplies provision	(715)	(496)	(1,211)	—	—	—
Less: royalties[2]	(3,434)	(1,097)	(4,531)	(2,796)	(608)	(3,404)
Add: by-product revenue[2]	(2,297)	(268)	(2,565)	(3,311)	(231)	(3,542)
Total cash costs	55,547	12,726	68,273	39,625	8,331	47,956
Total cash costs ($ per oz gold sold)	997	2,005	1,100	728	1,758	811

	Year ended December 31, 2023			Year ended December 31, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	201,652	22,857	224,509	215,359	4,739	220,098
Cost of sales[2]	213,649	48,117	261,766	186,653	9,170	195,823
Less: materials and supplies provision	(715)	(686)	(1,401)	—	—	—
Less: royalties[2]	(12,784)	(3,961)	(16,745)	(12,347)	(608)	(12,955)
Add: by-product revenue[2]	(13,081)	(1,118)	(14,199)	(7,110)	(231)	(7,341)
Less: other adjustments	—	77	77	—	—	—
Total cash costs	187,069	42,429	229,498	167,196	8,331	175,527
Total cash costs ($ per oz gold sold)	928	1,856	1,022	776	1,758	797

	Three months ended September 30, 2023			Three months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	52,627	6,413	59,040	48,381	5,847	54,228
Cost of sales[2]	56,543	11,991	68,534	51,030	11,917	62,947
Less: materials and supplies provision	—	(190)	(190)	—	—	—
Less: royalties[2]	(3,202)	(987)	(4,189)	(3,488)	(1,127)	(4,615)
Add: by-product revenue[2]	(3,153)	(361)	(3,514)	(2,755)	(322)	(3,077)
Total cash costs	50,188	10,453	60,641	44,787	10,468	55,255
Total cash costs ($ per oz gold sold)	954	1,630	1,027	926	1,791	1,019

	Three months ended March 31, 2023
1.The Marmato Mine was purchased as part of the Aris Gold Transaction on September 26, 2022, and as such, prior year comparatives included are reflective of activity since the the date of the Aris Gold Transaction.
2.As presented in the Financial Statements and notes thereto for the respective periods.

($000s except per ounce amounts)	Segovia	Marmato	Total
Total gold sold (ounces)	44,908	4,250	49,158
Cost of sales[2]	44,083	9,622	53,705
Less: royalties[2]	(2,660)	(750)	(3,410)
Add: by-product revenue[2]	(4,877)	(166)	(5,043)
Less: other adjustments	—	77	77
Total cash costs	36,546	8,783	45,329
Total cash costs ($ per oz gold sold)	814	2,067	922

                                                Page | 22

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements

	Three months ended December 31, 2023			Three months ended December 31, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	55,736	6,347	62,083	54,418	4,739	59,158
Total cash costs	55,547	12,726	68,273	39,625	8,331	47,956
Add: royalties[2]	3,434	1,097	4,531	2,796	608	3,404
Add: social programs[2]	2,501	152	2,653	2,681	173	2,854
Add: sustaining capital expenditures	8,669	2,351	11,020	9,519	1,212	10,731
Add: lease payments on sustaining capital	324	—	324	587	33	620
Total AISC	70,475	16,326	86,801	55,208	10,357	65,565
Total AISC ($ per oz gold sold)	1,264	2,572	1,398	1,015	2,185	1,108

	Year ended December 31, 2023			Year ended December 31, 2022
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	201,652	22,857	224,509	215,359	4,739	220,098
Total cash costs	187,069	42,429	229,498	167,196	8,331	175,527
Add: royalties[2]	12,784	3,961	16,745	12,347	608	12,955
Add: social programs[2]	9,573	584	10,157	11,819	173	11,992
Add: sustaining capital expenditures	25,136	5,706	30,842	44,457	1,212	45,669
Add: lease payments on sustaining capital	2,073	—	2,073	2,182	33	2,215
Total AISC	236,635	52,680	289,315	238,001	10,357	248,358
Total AISC ($ per oz gold sold)	1,173	2,305	1,289	1,105	2,185	1,128

	Three months ended September 30, 2023			Three months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	52,627	6,413	59,040	48,381	5,847	54,228
Total cash costs	50,188	10,453	60,641	44,787	10,468	55,255
Add: royalties[2]	3,202	987	4,189	3,488	1,127	4,615
Add: social programs[2]	2,249	185	2,434	2,419	247	2,666
Add: sustaining capital expenditures	6,685	1,457	8,143	2,450	1,362	3,812
Add: lease payments on sustaining capital	507	—	507	588	—	588
Total AISC	62,831	13,082	75,914	53,732	13,204	66,936
Total AISC ($ per oz gold sold)	1,194	2,040	1,286	1,111	2,259	1,234

	Three months ended March 31, 2023
1.The Marmato Mine was purchased as part of the Aris Gold Transaction on September 26, 2022, and as such, prior year comparatives included are reflective of activity since the the date of the Aris Gold Transaction.
2.As presented in the Financial Statements and notes thereto for the respective periods.

($000s except per ounce amounts)	Segovia	Marmato	Total
Total gold sold (ounces)	44,908	4,250	49,158
Total cash costs	36,546	8,783	45,329
Add: royalties[2]	2,660	750	3,410
Add: social programs[2]	2,404	—	2,404
Add: sustaining capital expenditures	7,332	535	7,867
Add: lease payments on sustaining capital	655	—	655
Total AISC	49,597	10,068	59,665
Total AISC ($ per oz gold sold)	1,104	2,370	1,214

                                                Page | 23

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Additions to mineral interests, plant and equipment
The below table reconciles sustaining and non-sustaining capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended,					Years ended,
($’000)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Sustaining capital
Segovia Operations	8,669	6,685	2,450	7,332	9,519	25,136	44,457
Marmato Upper Mine[1]	2,351	1,457	1,362	535	1,212	5,706	1,212
Total	11,020	8,143	3,812	7,867	10,731	30,842	45,669
Non-sustaining capital
Segovia Operations	16,308	6,569	7,638	2,641	1,273	33,157	7,375
Toroparu Project	1,740	3,874	4,625	4,690	5,881	14,929	60,678
Marmato Lower Mine[1]	9,394	8,413	6,126	3,881	4,649	27,814	4,649
Marmato Upper Mine[1]	1,181	5,737	645	681	475	8,244	475
Juby Project[1]	7	—	—	33	—	40	—
Total	28,630	24,594	19,034	11,926	12,278	84,184	73,177
Additions to mining interest, plant and equipment[2]	39,650	32,736	22,846	19,793	23,009	115,026	118,846
1.The Marmato Mine and Juby Project was purchased as part of the Aris Gold Transaction on September 26, 2022, and as such, prior year comparatives included are reflective of activity since the the date of the Aris Gold Transaction.
2.As presented in the Financial Statements and notes thereto for the respective periods.
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended,				Year ended
($000s except shares amount)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2023
Basic weighted average shares outstanding	137,313,095	137,192,545	136,229,686	136,188,570	136,735,317
Diluted weighted average shares outstanding	137,313,095	137,484,041	140,289,533	136,188,570	137,062,505
Net earnings (loss)[1]	(5,944)	13,833	9,899	(6,370)	11,419
Add back:
Share-based compensation[1]	2,977	528	459	1,147	5,111
Revaluation of investment in Denarius[1]	536	—	10,023	—	10,559
(Income) loss from equity accounting in investee[1]	(3,667)	(1,062)	1,428	3,242	(59)
(Gain) loss on financial instruments[1]	13,429	(374)	(11,756)	11,779	13,078
Foreign exchange (gain) loss[1]	6,685	2,285	7,237	2,343	18,550
Income tax effect on adjustments	(2,221)	(796)	(2,453)	(964)	(6,434)
Adjusted net (loss) / earnings	11,795	14,414	14,837	11,177	52,224
Per share – basic ($/share)	0.09	0.11	0.11	0.08	0.38
1.As presented in the Financial Statements and notes for the respective periods.
                                                Page | 24

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-IFRS financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended,				Year ended
($000s)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2023
Earnings (loss) before tax[1]	7,963	26,156	18,925	5,782	58,826
Add back:
Depreciation and depletion[1]	7,535	10,938	8,825	7,646	34,944
Finance income[1]	(2,580)	(3,672)	(2,358)	(2,173)	(10,783)
Interest and accretion[1]	6,772	6,757	6,746	8,881	29,156
EBITDA	19,690	40,179	32,138	20,136	112,143
Add back:
Share-based compensation[1]	2,977	528	459	1,147	5,111
Revaluation of investment in Denarius[1]	536	—	10,023	—	10,559
(Income) loss from equity accounting in investee[1]	(3,667)	(1,062)	1,428	3,242	(59)
(Gain) loss on financial instruments[1]	13,429	(374)	(11,756)	11,779	13,078
Foreign exchange (gain) loss[1]	6,685	2,285	7,237	2,343	18,550
Adjusted EBITDA	39,650	41,556	39,529	38,647	159,382
1.As presented in the Financial Statements and notes for the respective periods.

                                                Page | 25

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Non-IFRS Measures related to the Marmato Mine

The Company acquired control of the Marmato Mine from Aris Gold (now Aris Mining Holdings Corp.) following the closing of the Aris Gold Transaction on September 26, 2022. Accordingly, the consolidated information presented for 2022 comprises operating results of the Marmato Mine from September 26, 2022 to December 31, 2022. Therefore, on a consolidated basis, the operating results of the Marmato Upper Mine are not included in the results of the Company for the period prior to September 26, 2022.

To aid the understanding of the users of the MD&A, as well as providing appropriate analysis of the operations, the Company has disclosed the operating results of the Marmato Mine for the year ended December 31, 2022 from the Aris Holdings Financial Statements.

Total cash costs, all-in sustaining costs and the reconciliation of sustaining and non-sustaining capital expenditures shown below for the Marmato Mine for the for year ended December 31, 2022 have been compiled using the same methodology as described under the respective headings in this Non-IFRS Measures section.

Total cash costs	Year ended
($000s except per ounce amounts)	December 31, 2022
Total gold sold (ounces)	26,061
Cost of sales[1]	42,297
Less: materials and supplies inventory provision	(640)
Less: royalties[1]	(3,985)
Less: social programs	(614)
Add: silver revenue[1]	(584)
Less: other adjustments	(66)
Total cash costs	36,409
Total cash costs ($ per oz gold sold)	1,397

All-in sustaining costs	Year ended
($000s except per ounce amounts)	December 31, 2022
Total gold sold (ounces)	26,061
Total cash costs	36,409
Add: royalties[1]	3,985
Add: social programs	614
Add: sustaining capital expenditures	2,397
Total AISC	43,405
Total AISC ($ per oz gold sold)	1,666

Additions to mineral interests, plant and equipment	Year ended
($000s)	December 31, 2022
Sustaining capital expenditures	2,397
Non-sustaining capital expenditures	25,867
Additions to mining interest, plant and equipment[2]	28,264
1.As presented in notes 20 and 20 of the Aris Holding Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.'s profile on SEDAR+ at www.sedarplus.ca.
2.As presented in note 8 of the Aris Holding Financial Statements for the respective periods disclosed, available under Aris Mining Holdings Corp.'s profile on SEDAR+ at www.sedarplus.ca.

                                                Page | 26

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Significant accounting judgements, estimates and assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the measured, indicated and inferred mineral resource estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

                                                Page | 27

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Impairment

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.
                                                Page | 28

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Fair values of financial liabilities

The Gold Notes and warrants are recorded at fair value through profit and loss (FVTPL). Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined based on a Black-Scholes model using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.

Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and WPMI which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (see Note 12 of the Financial Statements), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognized over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

The deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate
IFRS 15 requires the Company to recognize a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.
Life of Mine Production	Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.
Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the Marmato prefeasibility study.
IFRS 3 – Business Combinations
Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

                                                Page | 29

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	December 31, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Gold Notes	$—	$63,310	$—	$67,145
Warrant liabilities	26,053	553	20,840	954
DSU and PSU liabilities	1,903	2,804	826	293
Investments and other assets	4,254	5,505	—	412
Convertible Debentures	—	13,913	—	13,182
Total	$32,210	$86,085	$21,666	$81,986

At December 31, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	December 31,	December 31,
	2023	2022

Trade	$3,505	$13,576
VAT receivable	40,045	30,489
Income tax receivable	4,503	1,783
Other, net of allowance for doubtful accounts	1,386	2,814
Total	$49,439	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at December 31, 2023 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

                                                Page | 30

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter once final metal content has been agreed between the Company and the customer.

c)Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (C$) and Guyanese Dollar (GYD). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2023 and 2022, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollars (in US dollar equivalents) as of December 31, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	December 31, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change
Canadian Dollar (C$)	(15,664)	(1,425)	(26,383)	(2,638)
Colombian Peso (COP)	11,301	1,027	(19,257)	(1,926)
Guyanese Dollar (GYD)	100	9	(2,498)	(250)

d)Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
-the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
-the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at December 31, 2023, the Company had no outstanding commodity hedging contracts in place.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.

                                                Page | 31

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Transactions Between Related Parties
Key management personnel compensation is as follows:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Short-term employee benefits	$1,025	$3,765	$4,020	$6,360
Termination benefits	—	—	—	15,902
Share-based compensation	1,824	173	3,044	639
Total	$2,849	$3,938	$7,064	$22,901

Basis for preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022. The impact of future accounting changes is disclosed in note 3 to the Company’s consolidated financial statements.

Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2023 dated as of March 6, 2024, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the Company's disclosure controls and procedures, that as of December 31, 2023, the Company's disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company. The control framework the Company’s officers used in their evaluation is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were effective as at December 31, 2023.
                                                Page | 32

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Changes in internal controls
During the three months and year ended December 31, 2023, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                                                Page | 33

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Aris Mining Mineral Resources and Mineral Reserves
Mineral reserves

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	-	-	-	4,953	6.22	990	4,953	6.22	990
Segovia	1,515	12.25	597	2,017	11.16	723	3,531	11.63	1,320
Total			901			4,587			5,488
Notes: Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 at Soto Norte, and US$1,700 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, January 1, 2021 at Soto Norte, and September 30, 2023 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
Mineral resources

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	-	-	-	9.6	5.47	1,691	9.6	5.47	1,691	5.5	4.06	714
Segovia	4.1	14.31	1,893	3.8	14.38	1,736	7.9	14.34	3,629	4.7	12.11	1,823
Toroparu	42.4	1.45	1,975	72.6	1.46	3,398	115.0	1.50	5,373	21.2	1.71	1,168
Juby	-	-	-	21.3	1.13	773	21.3	1.13	773	47.1	0.98	1,488
Total			4,413			13,050			17,463			7,980
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 at Soto Norte, US$1,850 at the Segovia Operations, US$1,650 at Toroparu, and US$1,450 at Juby. The mineral resource effective dates are June 30, 2022 at Marmato, May 29, 2019 at Soto Norte, September 30, 2023 at Segovia, February 10, 2023 at Toroparu, and July 14, 2020 at Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.
                                                Page | 34

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum's 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in NI 43-101 compliant technical reports entitled:
1."Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.
2.“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.
3.“NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023 (the Segovia Technical Report). The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM, each of whom is a “Qualified Person” as such term is defined in NI 43-101 and Cornelius Lourens was independent of Aris Mining within the meaning of NI 43-101 as of the date of the Segovia Technical Report.
4."Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario" dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.
5.“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.
All the technical reports listed above are available for download on the Company’s website at www.aris-mining.com and are available for review in the Company's filings with the SEC at www.sec.gov. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.ca. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca.

                                                Page | 35

Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022

Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the expected receipt of the delimitation resolution for the Soto Norte Project, the Marmato Lower Mine expansion and the expected benefits, details and timing thereof, the expected first pour at the Marmato Lower Mine, the Soto Norte Project and the expected benefits, details and timing thereof, the 2024 gold production and AISC guidance, the expected growth to production from expansion projects in 2025 and beyond, the Segovia Operation’s processing plant expansion and the expected benefits, details and timing thereof, the Company’s growth phase and the requirements thereof, statements made under the headings “Business Overview”, “Project Updates”, and “Outlook”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future,, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2023 and dated March 6, 2024 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from
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Management's Discussion and Analysis Three months and years ended December 31, 2023 and 2022 those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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